UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40223

Bolt Projects Holdings, Inc.
Exchange: Nasdaq Capital Market LLC
(Exact name of registrant as specified in its charter, and name of the Exchange where security is listed and/or registered)

Address: 2261 Market Street, Suite 5447, San Francisco, CA 94114; Telephone No.: (415) 325-5912
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.0001 par value
Warrants, each 20 whole warrants exercisable for one share of common stock at an exercise price of $230.00
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

    ☐    17 CFR 240.12d2-2(a)(1)
    ☐    17 CFR 240.12d2-2(a)(2)
    ☐    17 CFR 240.12d2-2(a)(3)
    ☐    17 CFR 240.12d2-2(a)(4)
    ☐    Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
    ☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Bolt Projects Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 2, 2026	By: /s/ Daniel Widmaier	Chief Executive Officer
Date	Name	Title
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.